
Mail Stop 3561

June 26, 2008

Mr. Howard Pearl
Chief Executive Officer
Rhino Outdoor International, Inc.
1191 Center Point Drive
Henderson, Nevada 89704

>   **Re: Rhino Outdoor International, Inc.**
>   **Item 4.01 Form 8-K/A**
>   **Filed June 24, 2008**
>   **File No. 333-62690**

Dear Mr. Pearl:

   We have reviewed your amended filing and response letter dated June 23, 2008 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Amendment No. 1 on Form 8-K Filed June 24, 2008

1. We note that your disclosure regarding reportable events in the second paragraph still refers to the period of engagement. Please revise to specifically refer to the two most recent fiscal years and the subsequent interim period through June 18, 2008. See Item 304(a)(1)(v) of Regulation S-B.

2. Reference is made to your disclosure that there were no disagreements with Williams & Webster, P.S. or reportable events other than as disclosed in the report on Form 8-K filed February 27, 2008. Please note that if a reportable event leads to a disagreement or difference in opinion, then the event should be reported as a disagreement under paragraph (a)(1)(iv) of Item 304 of Regulation S-B. Otherwise, the event should be reported as a reportable event under paragraph (a)(1)(v) of Item 304 of Regulation S-B. Please revise to report the withdrawal of the previously issued audit under the appropriate paragraph of Item 304. In this regard, we note that the letter from Williams & Webster, P.S. filed as Exhibit 16 states that there were no disagreements on any matter of accounting principles or practices,

practices, financial statement disclosure, or auditing scope or procedure. In addition, please provide each of the disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

3. Please file an updated letter from your former accountant addressing your revised disclosure as an exhibit to the amended filing.

Please respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments. Please submit your response letter as a correspondence file on EDGAR.

If you have any questions regarding these comments, please direct them to me at (202) 551-3322. In my absence, you may direct your questions to Bill Thompson, Accounting Branch Chief, at (202) 551-3344.

Sincerely,

Ta Tanisha Meadows
Staff Accountant